Exhibit 99.4

Swvl Announces H1 2025 Results, Delivering 26% Revenue Growth (49% in Constant Currency), 26% Gross Margin Growth, and Net Income of $0.43 Million

Revenue grew 26% year-over-year, and 49% in constant currency in H1 2025 over H1 2024

Achieved Net Income of $0.43 million in H1 2025

The share of dollar-pegged revenue in our portfolio increased from 18% in H1 2024 to 34% in H1 2025, with recurring revenue reaching 85% of total revenue and Net Dollar Retention of 118%

DUBAI, UNITED ARAB EMIRATES, September 8, 2025 (GLOBE NEWSWIRE) — Swvl Holdings Corp (“Swvl” or the “Company”) (Nasdaq: SWVL), a global provider of transformative tech-enabled mass transit solutions, today announced its financial results for the first half of 2025, marking strong and profitable growth across key markets.

The Company reported 26% IFRS revenue growth, from $8.07 million in H1 2024 to $10.19 million in H1 2025, and 49% growth in constant currency from $8.07 million to $12.0 million. Gross margin increased by 26% year-over-year to $2.19 million. Swvl also delivered a net profit of $0.43 million, compared to a loss of $5.7 million in H1 2024.

Key Highlights:

Overall Performance

-	Revenue Growth: 26% year-over-year growth (49% in constant currency)
-	Gross Margin: 26% (with margin percentage steady at 22%)
-	Net Profit: $0.43 million (versus loss of $5.7 million in H1 2024)
-	Cash Outflows: $0.25 million (versus $0.51 million in H1 2024)

Revenue Quality

-	Dollar-Pegged Revenue: 34% of total revenue (versus 18% in H1 2024)
-	Recurring Revenue: 85% of total revenue is recurring (versus 74% in H1 2024)
-	Net Dollar Retention: 118%

Market Performance By Region

-	Kingdom of Saudi Arabia: Revenue +80%, and gross margins up 112%
-	Egypt: Revenue +29%, and gross margin +18% in constant currency
-	United Arab Emirates: Revenue $0.86 million

An explanation and reconciliation of non-IFRS to IFRS measures has been provided in this press release below under the heading “Non-IFRS Financial Metrics.”

Mostafa Kandil, Chief Executive Officer of Swvl stated:

“We believe that Swvl’s performance in H1 2025 reflects a successful strategy to align growth with resilience. While we achieved 26% revenue growth (49% in constant currency) and grew our total gross margin by 26%, we are still prioritizing recurring, contract-based revenues and scaled dollar-pegged markets aimed at building quality earnings. Our growth is anchored in long-term enterprise contracts that compound over multiple years, with net dollar retention well above 100% signaling that existing clients are expanding their spend with Swvl. We believe that this foundation delivers predictable and higher quality earnings and positions Swvl to continue driving scalable results in the future.”

Ahmed Misbah, Chief Financial Officer of Swvl, added:

“Our H1 2025 results demonstrate Swvl’s ability to combine growth with profitability, underpinning our disciplined cost management, we improved working capital efficiency and secured strong revenue and gross margin expansions across all operating markets. Recurring revenue reached 85% of total revenues, while the share of dollar-pegged revenue grew by 90%, which we believe highly strengthens our quality of earnings. With this foundation, we expect Swvl to be well positioned to drive both sustainable profitability and long-term growth.”

About Swvl:

Swvl is a leading provider of technology-driven mobility solutions for enterprises and governments. Its platform leverages real-time data, adaptive networks, and advanced technology to deliver safer, more reliable, and sustainable transportation solutions across emerging and developed markets.

For more information, please visit www.swvl.com.

Forward-Looking Statements:

This press release contains “forward-looking statements” relating to future events. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook” and similar expressions.

These forward-looking statements include, but are not limited to, statements regarding future events and other statements that are not historical facts. For example, Swvl is using forward-looking statements when it discusses its focus on recurring, contract-based revenues and scaled dollar-pegged markets aimed at building quality earnings; its long-term enterprise contracts that compound over multiple years; existing clients expanding their spend with Swvl; its ability to deliver predictable and higher quality earnings; and its ability to drive scalable results in the future and combine growth with profitability.

These statements are based on current expectations of Swvl’s management and are not guarantees or predictions of future or actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on, by any investor as a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual results may differ materially due to risks and uncertainties as detailed in Swvl’s filings with the U.S. Securities and Exchange Commission. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Swvl. These statements are subject to a number of risks and uncertainties regarding Swvl’s business, and actual results may differ materially.

In addition, forward-looking statements provide Swvl’s expectations, plans, or forecasts of future events and views as of the date of this communication. Swvl anticipates that subsequent events and developments could cause Swvl’s assessments and projections to change. However, while Swvl may elect to update these forward-looking statements in the future, Swvl specifically disclaims any obligation to do so.

These forward-looking statements should not be relied upon as representing Swvl’s assessments as of any date subsequent to the date of this communication. Accordingly, undue reliance should not be placed upon any forward-looking statements. Except as otherwise required by law, Swvl undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

Contact:

Investor Relations: investor.relations@swvl.com

Ahmed Misbah, Swvl’s Chief Financial Officer: ahmed.misbah@swvl.com

Non-IFRS Financial Metrics

This press release includes references to non-IFRS financial measures, which include constant currency presentation. However, the presentation of these non-IFRS financial measures is not intended to be considered in isolation from, or as an alternative to, financial measures determined in accordance with IFRS. In addition, these non-IFRS financial measures may differ from non-IFRS financial measures with comparable names used by other companies.

Swvl uses these non-IFRS financial measures for financial and operational decision-making and as a means to evaluate period-to-period comparisons, and Swvl’s management believes that these non-IFRS financial measures provide meaningful supplemental information regarding its performance by excluding certain items that may not be indicative of recurring core business operating results.

There are a number of limitations related to the use of non-IFRS financial measures. In light of these limitations, we provide specific information regarding the IFRS amounts excluded from these non-IFRS financial measures and evaluate these non-IFRS financial measures together with their relevant financial measures in accordance with IFRS.

Our results of operations varies on account of foreign currency exchange fluctuations in Egypt. We use constant currency to understand actual operating performance, without influence from currency exchange fluctuations.

Below is a reconciliation of our non-IFRS measures to the most directly comparable IFRS measure:

Revenue from	USD FX H1 2025	In USD	Constant Currency FX*	In constant currency
Egypt	50.47	6.75	39.79	8.56
United Arab Emirates	3.6725	0.86	3.6725	0.86
Kingdom of Saudi Arabia	3.75	2.58	3.75	2.58
Total assets		$10.19		$12.0

*Constant currency FX is the average exchange rate of USD/EGP in H1 2024, applied to H1 2025 revenues.